SilverCrest Announces 2011 Financial Results
Cash Flow from Operations of $14.7 million ($0.19 per share)

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. April 10, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce its financial results for the year and fourth quarter ended December 31, 2011 (all figures in U.S. dollars unless otherwise specified.)

2011 ANNUAL FINANCIAL HIGHLIGHTS:

Cash flow from operations (1)	$14.7 million ($0.19 per share)
Cash operating cost per silver equivalent ounce sold(2)	$7.79
Revenues reported - IFRS (3)	$41.9 million
Mine operating earnings	$29.0 million
Comprehensive earnings	$8.4 million ($0.11 per share)
Cash and cash equivalents	$25.9 million (at December 31, 2011)
Working capital	$24.1 million (at December 31, 2011)
Retirement of the Project Loan	$12.5 million
Bought deal financing proceeds	$30.9 million

J. Scott Drever, President stated; “We are extremely pleased with the financial performance achieved in 2011. Having achieved cash flow of $0.19 and earnings of $0.11 per share from only 9 months of commercial production at Santa Elena is due to the extraordinary performance of both our operations team in Mexico and our management group in Vancouver. We have made significant progress on all fronts and achieved or bettered our targets in all major measures of performance. Our strong cash position and cash flow assures we can continue with our Expansion Plan to double production at Santa Elena and aggressively explore the La Joya property where the Company has a major new silver- gold - copper discovery”.

Financial and Operating Highlights:	Q4 2011	Q4 2010	FY 2011	FY 2010
Cash flow from operations (1)	$6,822,618	$203,072	$14,652,374	($1,625,482)
Cash flow from operations (1) per share	$0.08	$0.00	$0.19	($0.03)
Cash operating cost per silver equivalent ounce sold (2)	$5.65	-	$7.79	-
Revenues (3)
Silver revenue	$3,812,535	-	$12,086,871	-
Gold revenue – cash basis	$8,189,781	-	$19,752,954	-
	$12,002,316	-	$31,839,825	-
Gold revenue – non cash
- adjustment to market spot price	$5,527,824	-	$13,081,984	-
- amortization of deferred revenue	$728,209	-	$1,804,352	-
	$18,258,349	-	$46,726,161	-
Capitalized to Santa Elena Mine	-	-	($4,856,037)	-
Revenues reported	$18,258,349	-	$41,870,124	-
Cost of sales	($ 3,764,200)	-	($ 9,526,888)	-
Depletion, depreciation and accretion	($ 1,528,869)	-	($ 3,386,674)	-
Mine operating earnings	$12,965,279	-	$28,956,562	-
Gain (loss) on derivative instruments	$908,683	($6,164,801)	($11,497,957)	($18,694,631)
Other net income (expenses)	($ 2,661,503)	$393,242	($ 6,653,186)	($ 274,728)
Taxes	($1,349,000)	-	($1,349,000)	-
Exchange gain (loss) on translation to US Dollars	$520,196	($ 171,819)	($1,022,390)	($1,037,178)
Comprehensive earnings (loss)	$10,383,655	($5,943,378)	$8,434,029	($20,006,537)
Weighted average number of common shares outstanding	86,663,595	61,659,334	78,909,624	60,304,687
Comprehensive earnings (loss) per share – basic	$0.12	($0.10)	$0.11	($0.33)

Silver ounces sold	120,199	27,356	344,725	27,356
Gold ounces sold	9,702	933	23,962	933
Silver equivalent ounces sold (2)	666,303	70,168	1,570,107	70,168
Ag : Au Ratio (2)	56.3:1	45.9:1	50.4:1	45.9:1

(1) Cash flow from operations before changes in working capital items.
(2) This is a Non-IFRS performance measure. Silver equivalence is a weighted volume average based on market spot prices per ounce of gold and silver at the quarter end dates.
(3) IFRS 18 – Revenue, states revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue is recognized.

The information in this news release should be read in conjunction with the Company's audited consolidated financial statements for the year-ended December 31, 2011 and associated MD&A which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com .

Three months ended December 31, 2011

During the quarter ended December 31, 2011 reported revenue amounted to $18,258,349 (2010 - $Nil) which included $12,002,316 in silver and gold revenues on a cash basis and non-cash revenues of $5,527,824 for adjustments to gold spot market prices related to hedge facility deliveries and $728,209 for amortization of deferred revenues related to payments under the Sandstorm Agreement. The non cash amount of $5,527,824 represents the difference between the market spot price at the date of delivery for gold (quarterly average of $1,677.40 per ounce) and the hedge price of $926.50 per ounce settled as required by IFRS accounting policies.

Silver sales were 120,199 ounces (2010 – 27,356) at an average realized price of $31.72. Gold sales were 9,702 ounces (2010 – 933).

Gold delivered into the Hedging Facility was 7,362 ounces (2010 – 746) at an average realized price of $925.51. Gold delivered to Sandstorm was 1,940 ounces (2010 – 187) at an average realized gold price of $725.44 for which the Company recorded revenues of $1,407,349 consisting of $679,140 in cash received and $728,209 from amortization of deferred revenue. The Company sold 400 gold ounces (2010 – Nil) at market spot realized price of $1,743.50 per ounce.

Cost of sales amounted to $3,764,200. Cash cost per silver equivalent ounce sold amounted to $5.65 (Non-IFRS Performance Measure).

Other significant changes;

General and administrative expenses increased to $1,705,554 (2010 - $667,728) primarily due to an increase in remuneration and corporate expenditures in Vancouver and Mexico.

Gain (loss) on derivative instruments amounted to $908,683 (2010 – ($6,164,801)). Under IFRS the Company’s derivative instruments are fair valued at the financial position date, with the resulting gain or losses included in the operating results for the period. The derivative gain relates to the incremental fair value of the MBL Hedging Facility, which represents the difference between the average market spot price of gold for the quarter and strike price of $926.50 per ounce.

Exchange gain (loss) on translation to US Dollars amounted to $520,196 (2010 – ($171,819)) resulting from the change in presentation currency in January 1, 2011, from the Canadian Dollar to the US Dollar and resulting translation of the Company’s Canadian holdings.

Comprehensive earnings were $10,383,655 or $0.12 per common share compared to a comprehensive loss of $5,943,378 or ($0.10) per common share in 2010.

Twelve months ended December 31, 2011

During the twelve months ended December 31, 2011, reported revenue amounted to $41,870,124 (2010 - $Nil) which included $31,839,825 in silver and gold revenues on a cash basis and non-cash revenues of $13,081,984 for adjustments to gold spot market prices related to hedge facility deliveries and $1,804,352 for amortization of deferred revenues related to payments under the Sandstorm Agreement. The non cash amount of $13,081,984 represents the difference between the market spot price at the date of delivery for gold (annual average of $1,623 per ounce) and the hedge price of $926.50 per ounce settled as required by IFRS accounting policies.

Silver sales were 344,725 ounces (2010 – 27,356) at an average realized price of $35.06. Gold sales were 23,962 ounces (2010 – 933).

Gold delivered into the Hedging Facility was 18,769 ounces (2010 – 746) at an average realized price of $925.89. Gold delivered to Sandstorm was 4,793 ounces (2010 – 187) at an average realized gold price of $726.40 for which the Company recorded $3,481,658 related to the delivery of these 4,793 gold ounces, consisting of $1,677,306 in cash received and $1,804,352 from amortization of deferred revenue. The Company sold 400 gold ounces (2010 – Nil) at market spot realized price of $1,743.50 per ounce.

Prior to commencement of commercial production, proceeds from the sale of silver and gold were applied as a reduction to the cost of the Santa Elena Mine. Prior to April 1, 2011, sales proceeds totaling $4,856,230 were capitalized to the Santa Elena Mine.

Cost of sales amounted to $9,526,888. Cash cost per silver equivalent ounce sold amounted to $7.79 (Non-IFRS Performance Measure).

Other significant changes;

General and administrative expenses increased to $4,093,438 (2010 - $1,949,220) primarily due to an increase in remuneration and corporate expenditures in Vancouver and Mexico.

Loss on derivative instruments amounted to $11,497,957 (2010 - $18,694,631). Under IFRS the Company’s derivative instruments are fair valued at the financial position date, with the resulting gain or losses included in the operating results for the period. The derivative loss relates to the incremental fair value of the MBL Hedging Facility, which represents the difference between the average market spot price of gold for the quarter and strike price of $926.50 per ounce.

Exchange loss on translation to US Dollars amounted to $1,022,390 (2010 – $1,037,178) resulting from the translation of the Company’s Canadian holdings. As at December 31, 2011, the Company held Canadian holdings of $23.4million in cash, cash equivalents and short term investments.

Comprehensive earnings for the twelve months ended December 31, 2011 was $8,434,029 or $0.11 per common share compared to a comprehensive loss of $20,006,537 or ($0.33) per common share in 2010.

Commercial Production at Santa Elena was declared on July 13, 2011, with the second quarter of 2011 being the first period whereby operating revenues and expenses were presented in the consolidated financial statements.

Financial and Operating Highlights:	Q4, 2011	Q3, 2011	Q2, 2011		Q1, 2011
Cash flow from operations (1)	$6,822,618	$5,131,481	$3,595,218		$(52,661)
Cash operating cost per silver equivalent ounce sold (2)	$5.65	$7.27	$8.27	$	Nil
Revenues reported (3)	$18,258,349	$15,055,514	$8,556,261	$	Nil
Mine operating earnings (3)	$12,965,279	$10,286,196	$5,705,087	$	Nil
Comprehensive earnings	$10,383,655	$81,856	$790,429		$(2,821,911)
Comprehensive earnings per share - basic	$0.12	$0.00	$0.01		$(0.02)
Cash, cash equivalents and short term investments (4)	$25,939,774	$32,122,284	$33,320,876		$6,710,196

Tonnes of ore mined	326,496	248,192	249,217		155,559
Tonnes of waste mined	1,310,764	1,058,909	707,553		501,819
Waste/Ore ratio	4.01	4.27	2.84		3.23
Silver ounces produced	131,045	106,636	74,678		64,712
Silver ounces sold	120,199	96,631	70,326		57,569
Gold ounces produced	9,536	8,805	5,476		3,152
Gold ounces sold	9,702	7,627	4,300		2,333
Silver equivalent ounces produced	667,805	575,079	310,090		184,483
Silver equivalent ounces sold (2)	666,303	502,402	255,182		146,219
Ag : Au Ratio (2)	56.3:1	53.2:1	43.0:1		38:1

(1) Cash flow from operations before changes in working capital items.
(2) This is a Non-IFRS performance measure. Silver equivalence is a weighted volume average based on market spot prices per ounce of gold and silver at the quarter end dates.
(3) Revenues reported and mine operating earnings include non cash revenues of $5,527,824 in Q4, $4,681,312 in Q3, and $2,007,810 in Q2, from derivative instruments and $728,209 in Q4, $572,462 in Q3 and $322,725 in Q2, from deferred revenue.
(4) Cash, cash equivalents and short term investments decreased in Q4 from loan repayments of $7.1 million and settling the European gold call option for $3,020,609 in cash.

NON-IFRS PERFORMANCE MEASURES

The discussion of financial results in this press release includes reference to cash operating cost per silver equivalent ounce sold which is a non-IFRS performance measure. The Company provides this measure to provide additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the year ended December 31, 2011, for a reconciliation of this measure to reported IFRS results.

OUTLOOK FOR 2012

For 2012, the Company’s immediate focus is to diligently operate its flagship Santa Elena open pit silver and gold mine, continue to expand the value embedded in the Santa Elena mine by proceeding with the three year expansion plan to double metals production, and to rapidly advance the definition of a large polymetallic deposit at the La Joya property. The specific targets are expected to be as follows:

Santa Elena Open Pit Production Targets

  Estimated annual production, 33,000 gold ounces and 435,000 silver ounces;
  Expected operating costs of $18.5 million;
  Average cash operating cost of $8.20 per ounce silver equivalent (55:1 Ag:Au);
  Sustaining capital expenditure of $2.5 million;
  Operating cash flow in excess of $2 million per month, based on $1,600 per ounce of gold, $30 per ounce of silver.

Santa Elena Expansion Targets

  Collar underground decline in January, 2012 (achieved);
  Complete underground development, including main ramp and exploration drifts, of approximately 2,350meters;
  Secure long lead time items for mill and initiate tank fabrication;
  Complete Pre-Feasibility Study on Cruz de Mayo satellite deposit as part of the Expansion Plan (commenced);
  Complete Pre-Feasibility Study on Expansion Plan (underground and mill – commenced);
  Drill Santa Elena at depth to expand underground resources (commenced);
  Continue site exploration for further discoveries;
  Budgeted capital expenditure for 2012 estimated at $20 million including expansion plan and exploration.

La Joya Project Targets

  Complete Phase II drilling program of approximately 80 holes: core (60) and reverse circulation (20) drill holes (commenced);
  Explore the Coloradito, Esperanza and Santo Nino targets adjacent to the Main Mineralized Trend (“MMT” (commenced);
  Complete revised resource estimation using Phase II results in Q4 2012;
  $3 million budget for exploration through June, with additional $3 million estimated through December 31, 2012.

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango, Mexico.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
SILVERCREST MINES INC.	Email:	info@silvercrestmines.com
	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.